Exhibit 99.a(6)

SUPPLEMENT DATED NOVEMBER 7, 2008 TO THE COMPANY

NOTICE AND OFFER TO PURCHASE DATED OCTOBER 30, 2008

Cimarex Energy Co.

Supplement to Company Notice and Offer To Purchase

Any and All of the Outstanding
Floating Rate Convertible Senior Notes Due 2023

CUSIP No. 55972FAE4

originally issued by

Magnum Hunter Resources, Inc.

THE EXPIRATION TIME OF THE OFFER HAS NOT CHANGED.  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 15, 2008, AND MAY NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”).  NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AT ANY TIME AT OR PRIOR TO THE EXPIRATION TIME.

Cimarex Energy Co., a Delaware corporation (the “Company”), hereby supplements with this Supplement (this “Supplement”) its offer to purchase for cash any and all of its outstanding Floating Rate Convertible Senior Notes due 2023 (the “Notes”) originally issued by Magnum Hunter Resources, Inc., a Nevada corporation, from each holder thereof (each, a “Holder,” and collectively, the “Holders”), upon the terms and subject to the conditions set forth in the Company Notice and Offer to Purchase, dated October 30, 2008 (the “Original Offer to Purchase”), and in the Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).  This Supplement does not amend the terms of the Original Offer to Purchase.  This Supplement contains additional information regarding the Company.  The Original Offer to Purchase, together with this Supplement and the Letter of Transmittal, collectively constitute the “Offer.”

Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Original Offer to Purchase, including information incorporated by reference therein, remain applicable in all respects to the Offer, and this Supplement should be read in conjunction therewith.

Identity and Background of Filing Person

The section “The Company” is hereby amended to add the following at the end of the section:

The following persons are directors and/or executive officers and/or controlling persons of the Company:

Name of Executive Officer	Office

F.H. Merelli	Chairman of the Board, Chief Executive Officer and President

Name of Executive Officer	Office

Joseph R. Albi	Executive Vice President, Operations

Thomas E. Jorden	Executive Vice President, Exploration

Stephen P. Bell	Senior Vice President, Business Development and Land

Paul Korus	Vice President, Chief Financial Officer and Treasurer

Gary R. Abbott	Vice President, Corporate Engineering

Richard S. Dinkins	Vice President, Human Resources

James H. Shonsey	Vice President, Chief Accounting Officer and Controller

Thomas A. Richardson	Vice President and General Counsel

Name of Director	Principal Occupation

F.H. Merelli	Chairman of the Board, Chief Executive Officer and President

Jerry Box	Retired, Former Chairman of Magnum Hunter Resources, Inc.

Hans Helmerich	President and Chief Executive Officer and Director, Helmerich & Payne, Inc.

David A. Hentschel	Retired, consultant to Occidental Oil and Gas Corporation

Paul D. Holleman	Retired

Monroe W. Robertson	Private investor

Michael J. Sullivan	Partner of Denver law firm, Rothgerber Johnson & Lyons LLP

L. Paul Teague	Retired

The address of each individual listed above is c/o Cimarex Energy Co., 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518, and each such person’s business telephone number is (303) 295-3995.

Source and Amount of Funds for Repurchase

The section “Source and Amount of Funds” is hereby deleted and replaced with the following new section under the heading “Source and Amount of Funds for Repurchase”:

If all outstanding Notes are tendered and purchased, the aggregate amount of funds required to pay the Repurchase Price and the fees and expenses related to the Offer would be approximately $125 million. The Offer is not subject to any financing condition.  We intend to obtain the funds required to pay the Repurchase Price and the fees and expenses related to the Offer from cash on hand, amounts available under existing credit facilities or both.

The Company may obtain some or all of the funds required to purchase the Notes and pay the fees and expenses related to the Offer from amounts available under the Amended and Restated Credit Agreement dated as of June 13, 2005, by and among the Company, the Lenders listed on the signature pages thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association and Bank of America, N.A., as Co-Syndication Agents, Wells Fargo Bank, N.A., as Documentation Agent, and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner, as amended by First Amendment to Amended and Restated Credit Agreement effective December 15, 2005, among the Company, the Lenders and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Credit Agreement”).

The Credit Agreement provides for $500 million of long-term committed credit.  The term of the Credit Agreement expires on July 1, 2010.  At September 30, 2008, there were no outstanding borrowings under the revolving credit facility.  The Company had letters of credit for approximately $2.8 million posted against the borrowing base, leaving an unused borrowing amount of approximately $497.2 million at September 30, 2008.

At the Company’s option, borrowings under the Credit Agreement may bear interest at either:

(1)           a LIBOR rate plus 1.00 to 1.75 percent, based on borrowing base usage, or

(2)           the higher of (i) a prime rate or (ii) the federal funds effective rate plus 0.50 percent, plus 0.00 to 0.50 percent based on borrowing base usage.

Unused borrowings are subject to a commitment fee of 0.225 to 0.375 percent, also depending on borrowing base usage.

The Credit Agreement is secured by mortgages on certain of the Company’s oil and gas properties and the stock of its operating subsidiaries, and the Company’s obligations thereunder are guaranteed by its material subsidiaries.  The Credit Agreement also imposes customary financial and non-financial covenants on the Company.  Outstanding borrowings under the Credit Agreement are subject to acceleration upon the occurrence of customary events of default.  A default under the Credit Agreement would permit the Lenders to impose interest at the applicable default rate on outstanding borrowings, as well as to exercise their rights under the mortgages and guarantees.

No plans or arrangements have been made to finance or repay the loans under the Credit Agreement.

Incorporation of Certain Documents by Reference

This section is hereby amended to add the following bullet points to the list of documents to be incorporated by reference:

•      Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 4, 2008;

•      Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the SEC on November 7, 2008 and all exhibits thereto.

Update of Financial Information

A new section “Update of Financial Information” is hereby added above the section “The Offer—Miscellaneous” and includes the following:

The Company recognized a net loss for the third quarter of 2008 of $232.1 million. This compares to net income of $73.2 million, or $0.87 per diluted share for the same period in 2007.  For the nine months ended September 30, 2008, net income was $147.0, or $1.74 per diluted share, compared to net income of $216.5 million, or $2.56 per diluted share, for the first nine months of 2007.  The decrease in net income is the result of a non-cash full cost ceiling write-down recorded in September 2008.  The full cost ceiling impairment is discussed further in the operating costs and expenses section of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

References in Original Offer to Purchase

All references in the Original Offer to Purchase to the sections of the Original Offer to Purchase that have been supplemented by this Supplement shall be deemed to be references to such sections as amended by this Supplement.

Amendment to Schedule TO

On the date of this Supplement, we intend to file with the Securities and Exchange Commission Amendment No. 1 to the Schedule TO that we filed in connection with the commencement of the Offer.   Amendment No. 1 to the Schedule TO incorporates by reference the terms of this Supplement.  A copy of Amendment No. 1 to the Schedule TO is available without charge to any person to whom this Supplement has been delivered upon written or oral request to us, Attn: Corporate Secretary, 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518, telephone (303) 295-3995.   It may also be obtained at the SEC’s internet site at http://www.sec.gov, or read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

THE ORIGINAL OFFER TO PURCHASE AND THE DOCUMENTS AND REPORTS INCORPORATED BY REFERENCE THEREIN, THIS SUPPLEMENT AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Cimarex Energy Co.	November 7, 2008